# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Stewards, Inc., CIK 0001795851
CUSIP: 312084106
Title of class of securities: Common Stock, par value $.0001 per share
Address of issuer's principal executive offices: 4300 N. University Drive, Suite D-105, Lauderhill, Florida (FL), 33351
Date of event which requires filing of this statement: 09/09/2026
Filed by CIK 0002155184
Persons authorized to receive notices and communications: Shaun Anthony Quin, 4300 N. University Drive, Suite D-105, Lauderhill, Florida (FL), 33351, 516-419-5300

## Reporting persons
- Shaun Anthony Quin (CIK 0002155184): type of reporting person: individual (IN); citizenship or place of organization: South Africa (T3); member of a group; source of funds: affiliate funds (AF); sole voting power 20,000; shared voting power 20,190,213; sole dispositive power 20,000; shared dispositive power 20,190,213; aggregate amount beneficially owned 20,210,213 (9.6% of the class); the aggregate amount excludes certain shares
- S&T Quin Family Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: New York (NY); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 20,079,913; sole dispositive power 0; shared dispositive power 20,079,913; aggregate amount beneficially owned 20,079,913 (9.5% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $.0001 per share
Name of issuer: Stewards, Inc.
Address of issuer's principal executive offices: 4300 N. University Drive, Suite D-105, Lauderhill, Florida (FL), 33351

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed jointly by Shaun Quin and S&T Quin Family Limited Partnership (the "Partnership") (each, a "Reporting Person" and, collectively, the "Reporting Persons"). The Reporting Persons may be deemed a group within the meaning of Section 13(d)(3) of the Act. The agreement to file jointly under Rule 13d-1(k) is attached as Exhibit 99.1.
Residence or business address: The business address of each Reporting Person is 4300 N. University Drive, Suite D-105, Lauderhill, Florida 33351.
Present principal occupation or employment: Mr. Quin is Chief Executive Officer, Principal Executive Officer, and a director of the Issuer. As disclosed in the Issuer's Form S-1/A, 20,079,913 shares reported in this statement are held of record by the Partnership, over which Mr. Quin has voting and dispositive control. Mr. Quin also beneficially owns 20,000 shares held in his own name and may be deemed to beneficially own 20,000 shares held of record by his spouse, Tessa Quin, 45,150 shares held of record by his daughter Tayla Quin, and 45,150 shares held of record by his daughter Ashlee Quin, each of whom shares his household. Mr. Quin does not have a contract conferring voting or dispositive power over the shares held by Tessa Quin, Tayla Quin, or Ashlee Quin. He disclaims beneficial ownership of those shares except to the extent of his pecuniary interest therein, if any.
Criminal convictions in the last five years: During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Citizenship or place of organization of each Reporting Person is set forth in Row 6 of that Reporting Person's cover page and is incorporated by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Of the 20,210,213 shares of Common Stock reported in this statement: 20,079,913 are held of record by the Partnership; 20,000 are held of record by Mr. Quin; 20,000 are held of record by Tessa Quin; 45,150 are held of record by Tayla Quin; and 45,150 are held of record by Ashlee Quin. Those shares were acquired over time with personal and partnership funds and as founder / legacy equity of the Issuer (formerly Favo Capital, Inc.), not with borrowed funds incurred to purchase listed Common Stock. Source of funds for the Partnership: PF. Source of funds for Mr. Quin: AF

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired and hold the securities reported in this statement for investment and in connection with Mr. Quin's role as founder, Chief Executive Officer, Principal Executive Officer, and director of the Issuer.

Mr. Quin participates, as CEO and director, in ordinary Board and management decisions concerning the Issuer's business, capitalization, compensation, listing, and governance.

Mr. Quin is one of the Issuer's founders named in the Voting Agreement dated August 25, 2025, among the Issuer and Forfront Capital, LLC. Under that agreement, Forfront votes 10,000,000 shares of Series B Preferred Stock (50 votes per share) at the direction of a majority of Vincent Napolitano, Shaun Quin, and Glen Steward. The Issuer's President (Mr. Quin) holds an irrevocable proxy to vote those Series B shares in accordance with that direction. As disclosed in the Issuer's Form S-1/A, holders of the Series B Preferred Stock collectively control approximately 87% of the total voting power of the Issuer. The Reporting Persons do not own of record, and do not have an economic interest in, the Series B Preferred Stock, and those securities are not included in Rows 7 through 13. Mr. Quin holds the irrevocable proxy described above and therefore has voting power over those Series B shares solely as proxyholder, exercisable at the founders' direction. The Voting Agreement and proxy are described because they are arrangements with respect to Issuer securities and matters relating to control of the Issuer.

Except as described above, the Reporting Persons have no present plans or proposals that relate to or would result in the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D, except that they may from time to time acquire or dispose of Issuer securities depending on market conditions and the Issuer's business. Any change would be reported under Rule 13d-2.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of each cover page are incorporated by reference. Mr. Quin may be deemed to beneficially own 20,210,213 shares of Common Stock, or approximately 9.6% of the class, consisting of:

(i) 20,000 shares held of record by Mr. Quin;

(ii) 20,000 shares held of record by his spouse, Tessa Quin;

(iii) 45,150 shares held of record by his daughter Tayla Quin;

(iv) 45,150 shares held of record by his daughter Ashlee Quin; and

(v) 20,079,913 shares held of record by the Partnership.

The Partnership may be deemed to beneficially own only the 20,079,913 shares it holds of record, or approximately 9.5%. Mr. Quin disclaims beneficial ownership of the Partnership shares and of the shares held by Tessa Quin, Tayla Quin, and Ashlee Quin except to the extent of his pecuniary interest therein.

The percentage is based on 211,149,963 shares of Common Stock outstanding as of August 12, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q.

That amount excludes the Series B Preferred Stock subject to the Voting Agreement and proxy described in Item 4. The Reporting Persons do not own of record, and do not have an economic interest in, those Series B shares. Row 12 is checked solely because Row 11 excludes that Series B Preferred Stock.

Mr. Quin disclaims beneficial ownership of the shares held by Tessa Quin, Tayla Quin, and Ashlee Quin except to the extent of his pecuniary interest therein, if any. This statement is not an admission that he is the beneficial owner of those shares for purposes of Section 13(d) or for any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Quin: sole voting and dispositive power 20,000; shared voting and dispositive power 20,190,213. Partnership: sole 0; shared 20,079,913.
Transactions in the class effected during the past sixty days: Except as disclosed in the Issuer's Exchange Act reports, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Other partners or beneficiaries of the Partnership may have the right to receive dividends from, or proceeds from the sale of, a portion of the Partnership shares. Tessa Quin, Tayla Quin, and Ashlee Quin have the right to receive dividends from, or proceeds from the sale of, the shares held of record in their respective names.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The following contracts, arrangements, understandings, or relationships exist with respect to securities of the Issuer:

Joint filing. The Reporting Persons have agreed to file this Schedule 13D jointly pursuant to Rule 13d-1(k). That agreement is filed as Exhibit 99.1.

Partnership. 20,079,913 shares reported in this statement are held of record by S&T Quin Family Limited Partnership. Mr. Quin has voting and dispositive control over the Partnership's Issuer securities.

Family holdings. 20,000 shares are held of record by Mr. Quin's spouse, Tessa Quin; 45,150 shares are held of record by his daughter Tayla Quin; and 45,150 shares are held of record by his daughter Ashlee Quin. Each of those persons shares Mr. Quin's household. Mr. Quin may be deemed to have a pecuniary interest in those shares. Tessa Quin, Tayla Quin, and Ashlee Quin are not Reporting Persons. Those shares are owned of record by those persons. Mr. Quin does not have a contract conferring voting or dispositive power over them. He disclaims beneficial ownership except to the extent of his pecuniary interest therein, if any.

Voting Agreement and proxy. Mr. Quin is a named founder under the Voting Agreement dated August 25, 2025, and, as President / Chief Executive Officer, holds the irrevocable proxy to vote Forfront's Series B Preferred Stock at the founders' direction. That agreement is incorporated as Exhibit 99.2. The Reporting Persons do not own of record, and do not have an economic interest in, those Series B shares. Mr. Quin holds the irrevocable proxy and has voting power over those shares solely as proxyholder, exercisable at the founders' direction.

Employment. Mr. Quin is party to an Employment Agreement dated August 20, 2024, effective June 1, 2023, with Favo Capital, Inc. (now the Issuer), filed as Exhibit 10.5 to the Issuer's Form S-1. That agreement employs him as President through May 31, 2028, at a bi-weekly base of $5,328, with eligibility for Board-determined restricted stock and plan awards, a $1,200 monthly car allowance, and a three-month post-termination non-solicit. Mr. Quin currently serves as Chief Executive Officer, Principal Executive Officer, and a director. No amended CEO employment agreement has been filed. That agreement is incorporated as Exhibit 99.3.

Except as described in this Item 6 and in Items 3, 4, and 5, the Reporting Persons do not have any other contract, arrangement, understanding, or relationship with respect to securities of the Issuer required to be disclosed in this Item.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The following documents are filed herewith or incorporated by reference:

99.1 Joint Filing Agreement dated September 16, 2026, between Shaun Quin and S&T Quin Family Limited Partnership, pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934. Filed herewith.

99.2 Voting Agreement dated August 25, 2025, between Favo Capital, Inc. (now Stewards, Inc.) and Forfront Capital, LLC, a Delaware limited liability company, including the irrevocable proxy to the President of the Company. Incorporated by reference to Exhibit 10.14 to the Issuer's Registration Statement on Form S-1 (File No. 333-291586), filed November 17, 2025.

99.3 Employment Agreement dated August 20, 2024 (effective June 1, 2023) between Favo Capital, Inc. (now Stewards, Inc.) and Shaun Quin. Incorporated by reference to Exhibit 10.5 to the Issuer's Registration Statement on Form S-1 (File No. 333-291586), filed November 17, 2025.

## Signatures
- Shaun Anthony Quin: /s/ Shaun Anthony Quin, Shaun Anthony Quin (09/16/2026)
- S&T Quin Family Limited Partnership: /s/ Shaun Anthony Quin, Authorized Representative (09/16/2026)